UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2026

Commission File Number: 001-41402

BRENMILLER ENERGY LTD.
(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek
Rosh Haayin, 4809249 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On May 18, 2026, Brenmiller Energy Ltd. (the “Company”) issued a press release titled “Brenmiller Energy Appoints Nir Brenmiller as Chief Executive Officer to Lead Commercial Growth and Expand BNRG360™ Strategy”, a copy of which is included as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (the “Report”) and is incorporated by reference herein.

Mr. Nir Brenmiller’s appointment as the Company’s Chief Executive Officer is subject to shareholder approval of his updated compensation package as well as approval of Mr. Avi Brenmiller’s updated compensation package; Mr. Avi Bremiller will remain in his role as the Chairman of the Company’s Board of Directors. These changes will take effect upon shareholder approval of their updated compensation packages.

Mr. Nir Brenmiller has served as Deputy Chief Executive Officer of the Company since July 2012. Mr. Brenmiller also served as Chief Operating Officer of the Company from January 16, 2022 until November 2025, and in November 2025, as part of an internal organizational alignment to standardize executive role titles, his title was updated without any change to his responsibilities. Mr. Brenmiller has been a member of the board of directors of the Company since 2012. From 2012 until his appointment as Chief Operating Officer, Mr. Brenmiller served as Executive Vice President of the Company. Mr. Brenmiller holds a B.A. in Computer Science from the IDC - Reichman University in Israel, and an M.B.A from The Hebrew University in Jerusalem.

Mr. Nir Brenmiller is not a party to any transactions that are disclosable under Item 7.B of Form 20-F.

This Report of Foreign Private Issuer on Form 6-K (excluding the third and fourth paragraphs of the press release included as Exhibit 99.1) is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-272377, 333-273028, 333-283874, 333-289219, 333-290642, 333-292634, 333-293660, 333-294341 and 333-295594) and Form S-8 (File Nos. 333-272266, 333-278602, 333-284377 and 333-290040), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press Release dated May 18, 2026 titled “Brenmiller Appoints Nir Brenmiller as Chief Executive Officer to Lead Commercial Growth and Expand BNRG360™ Strategy”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brenmiller Energy Ltd.

Date: May 18, 2026	By:	/s/ Ofir Zimmerman
		Name:	Ofir Zimmerman
		Title:	Chief Financial Officer

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